UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of July, 2025

Commission File Number 000-29962

Kazia Therapeutics Limited

(Translation of registrant’s name into English)

Three International Towers Level 24 300 Barangaroo Avenue Sydney NSW 2000

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒   Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

At the Market Offering

On July 25, 2025, Kazia Therapeutics Limited (the “Company”) entered into an At the Market Offering Agreement (the “Agreement”) with Rodman & Renshaw LLC (“Rodman”), as sales agent, under which the Company may offer and sell, from time to time through Rodman, American Depositary Shares (“ADSs”), each ADS representing five hundred (500) ordinary shares, no par value per share, of the Company (the “Ordinary Shares”). The offer and sale of the ADSs, if any, will be made pursuant to the Company’s shelf registration statement on Form F-3 (File No. 333-281937) (the “Registration Statement”), previously declared effective by the Securities and Exchange Commission on September 12, 2024, as supplemented by the prospectus supplement relating to the ADSs which may be issued from time to time pursuant to the Agreement. Pursuant to the Agreement and the prospectus supplement filed by the Company on July 25, 2025, the Company may offer and sell up to US$1,906,196 of ADSs.

The Company is not obligated to make any sales of ADSs under the Agreement and Rodman is not required to sell any number or dollar amount of the ADSs but will use commercially reasonable efforts consistent with its normal trading and sales practices and applicable state and federal law, rules and regulations and the rules of Nasdaq, to sell the ADSs from time to time. Under the Agreement, the Company will set the parameters for the sale of ADSs, including the number of ADSs to be issued, the time period during which sales are requested to be made, limitations on the number of ADSs that may be sold in any one trading day and any minimum price below which sales may not be made. Subject to the terms and conditions of the Agreement, Rodman may sell the ADSs by methods deemed to be an “at the market offering” as defined in Rule 415 promulgated under the Securities Act of 1933, as amended, including sales made through the Nasdaq Capital Market, on any other existing trading market for the ADSs, to or through a market maker, or, if expressly authorized by the Company, in privately negotiated transactions. The Company will pay Rodman a commission rate of up to 3.0% of the gross proceeds of any ADSs sold through Rodman under the Agreement; provided, however, that such compensation will not apply when Rodman acts as principal, in which case the Company may sell the ADSs to Rodman as principal at a price agreed upon at the relevant applicable time and pursuant to a separate agreement the Company will enter into with Rodman setting forth the applicable terms. The Company has also provided Rodman with customary indemnification rights. The offering of ADSs pursuant to the prospectus supplement dated July 25, 2025 will terminate upon the earlier of (i) the sale of ADSs pursuant to such prospectus supplement having an aggregate sales price of up to $1,906,196 or (ii) the termination by the Company or Rodman of the Agreement pursuant to its terms. The Agreement may be terminated by the Company upon ten days’ prior notice to Rodman or by Rodman upon ten days’ prior notice to the Company, or at any time under certain circumstances, including but not limited to the occurrence of a material adverse change in the Company.

The Company currently intends to use the net proceeds from this offering primarily for general corporate purposes, which may include working capital and capital expenditures, expenses related to research, clinical development and commercial efforts, general and administrative expenses, and potential acquisitions of, or investments in, companies, technologies, products or assets that complement its business.

This Report of Foreign Private Issuer on Form 6-K shall not constitute an offer to sell or the solicitation of any offer to buy the securities discussed herein, nor shall there be any offer, solicitation or sale of the securities in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state.

Baker & McKenzie, Australian counsel to the Company, has issued a legal opinion relating to the validity of the ADSs being offered pursuant to the Agreement as well as the Ordinary Shares underlying the ADSs. A copy of such legal opinion, including the consent included therein, is filed as Exhibit 5.1 to this Report of Foreign Private Issuer on Form 6-K and is incorporated herein by reference.

The foregoing description of the material terms of the Agreement is qualified in its entirety by reference to the full text of the Agreement, a copy of which is filed as Exhibit 1.1 to this Report of Foreign Private Issuer on Form 6-K and is incorporated herein by reference.

Supplemental Risk Factors

The Company is providing certain updated risk factors disclosure applicable to its business for the purpose of supplementing and updating disclosures contained in the Company’s prior public filings, including those described in Item 3D. of the Company’s Annual Report on Form 20-F for the fiscal year ended June 30, 2024. These supplemental risk factors should be read in conjunction with the risk factors described in Item 3D. of the Company’s Annual Report on Form 20-F for the fiscal year ended June 30, 2024.

We are currently developing, and in the future may develop, product candidates in combination with other approved or investigational therapies, and that may expose us to additional risks.

We are currently developing, and may develop future product candidates, for use in combination with one or more currently approved or other investigational therapies. For example, Paxalisib is currently being tested in combination with several other therapies. If any of the investigational therapies do not receive approval, or if any of the approved therapies we currently or may, in the future, use in combination with a current or future product candidate is found defective, removed from the market, or otherwise becomes unavailable, our clinical trials may face significant delays, be suspended, or terminated. Any such events would likely have a material impact on our operations and the development of the affected product candidate(s) and may ultimately prevent the approval of such product candidate or render continued development efforts too costly to proceed.

Even if a current or future product candidate were to receive FDA approval to be commercialized in the U.S. for use in combination with one or more new or existing therapies, we would continue to be subject to the risk that the FDA or similar foreign regulatory authorities could revoke approval of the therapy used in combination with our product candidate or that safety, efficacy, manufacturing or supply issues could arise with any such existing therapies. This could result in our own products being removed from the market or cause material delays in, or the suspension or discontinuation, of our production and/or distribution of the applicable product, as our ability to market any such product will be limited to the extent specified in the FDA’s approval, if granted.

The regulatory approval processes of the FDA and comparable foreign health authorities are lengthy, time consuming, expensive and inherently unpredictable. If we will not be able to obtain regulatory approvals for our products, our business will be substantially harmed.

The time required to obtain approval by the FDA and comparable foreign health authorities is unpredictable, typically takes many years following the commencement of clinical studies and depends upon numerous factors. In addition, approval policies, regulations, or the type and amount of clinical data necessary to gain approval may change during the course of a product candidate’s clinical development and may vary among jurisdictions, which may cause delays in the approval or the decision not to approve a marketing application. The likelihood of such difficulties may be increased by our multi-national development and trials. We have not obtained regulatory approval for any product candidate, and it is possible that none of our existing product candidates or any product candidates we may seek to develop in the future will ever obtain regulatory approval.

•	Applications for our product candidates could fail to receive regulatory approval for many reasons, including but not limited to the following:

•	the FDA or comparable foreign health regulatory authorities may disagree with the design or implementation of our clinical studies;

•	we may be unable to demonstrate to the FDA or comparable foreign health regulatory authorities that a product candidate’s safety-benefit ratio for its proposed indication is acceptable;

•	the population studied in the clinical development program may not be sufficiently broad or representative to assure safety in the full population for which we seek approval;

•	the FDA or comparable foreign health regulatory authorities may disagree with our interpretation of data from preclinical or clinical studies;

•

the data collected from clinical studies of our product candidates may not be sufficient to support the submission of a new drug application, or NDA, or a Biologics License Application, or a BLA, or other submission or to obtain regulatory approval in the United States or elsewhere;

•

the FDA and/or comparable foreign health regulatory authorities may fail to approve the manufacturing processes, test procedures and specifications, or facilities of third-party manufacturers with which we contract for clinical and commercial supplies; and

•	the approval policies or regulations of the FDA or comparable foreign health regulatory authorities may significantly change in a manner rendering our clinical data insufficient for approval.

The approval process is lengthy and expensive. In addition, results of clinical studies are unpredictable and we may fail to obtain regulatory approval to market any of our product candidates, which would significantly harm our business, results of operations, and prospects.

Even if our drug candidates receive regulatory approval, we may still face future development and regulatory difficulties in the same or other jurisdictions, and we and our products will our products will remain subject to regulatory scrutiny.

Our product candidates, if approved, will also be subject to ongoing regulatory requirements for labeling, packaging, storage, advertising, promotion, record-keeping and submission of safety and other post market information. In addition, approved products, manufacturers and manufacturers’ facilities are required to comply with extensive FDA and EMA requirements and requirements of other similar agencies, including ensuring that quality control and manufacturing procedures conform to current good manufacturing practices, or cGMPs. As such, we and our contract manufacturers will be subject to continual review and periodic inspections to assess compliance with cGMPs. Accordingly, we and others with whom we work must continue to expend time, money and effort in all areas of regulatory compliance, including manufacturing, production and quality control. We will also be required to report certain adverse reactions and production problems, if any, to the FDA and EMA and other similar agencies and to comply with requirements concerning advertising and promotion for our products. Promotional communications with respect to prescription drugs are subject to a variety of legal and regulatory restrictions and must be consistent with the information in the product’s approved label. Accordingly, we may not promote our approved products, if any, for indications or uses for which they are not approved.

If a regulatory agency discovers previously unknown problems with a product, such as adverse events of unanticipated severity or frequency, or disagrees with the promotion, marketing or labeling of a product, such regulatory agency may impose restrictions on that product or us, including requiring withdrawal of the product from the market. If we fail to comply with applicable regulatory requirements, a regulatory agency or enforcement authority may, among other things:

•	issue warning letters;

•	impose civil or criminal penalties;

•	suspend or withdraw regulatory approval;

•	suspend any of our ongoing clinical studies;

•	refuse to approve pending applications or supplements to approved applications submitted by us; or

•	seize or detain products, or require a product recall.

Any government investigation of alleged violations of law could require us to expend significant time and resources in response and could generate negative publicity. Any failure to comply with ongoing regulatory requirements may significantly and adversely affect our ability to commercialize and generate revenue from our product candidates. If regulatory sanctions are applied or if regulatory approval is withdrawn, the value of our company and our operating results will be adversely affected.

Director Resignation

On December 20, 2024, John Friend notified the board of directors of the Company (the “Board”) of his resignation as a member of the Board and as the managing director of the Company, effective from December 20, 2024, to focus on his role as the chief executive officer of the Company. Mr. Friend’s resignation was not the result of any disagreement between Mr. Friend and the Company, its management or Board, or related to the Company’s operations, policies or practices. Mr. Friend remains as the Chief Executive Officer of the Company. As of the date hereof, the Board consists of Bryce Carmine, Steven Coffey, Ebru Davidson and Robert Apple, all of whom are independent, non-executive directors.

The Company hereby incorporates by reference the information contained herein, including the exhibits attached hereto, into the Company’s registration statement on Form F-3 (File No. 333-281937).

EXHIBIT LIST

Exhibit	Description
1.1	At the Market Offering Agreement, dated as of July 25, 2025, by and between the Company and Rodman

5.1	Opinion of Baker & McKenzie, dated as of July 25, 2025

23.1	Consent of Baker & McKenzie, dated as of July 25, 2025 (included in Exhibit 5.1)

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Kazia Therapeutics Limited (Registrant)

/s/ John Friend
John Friend
Chief Executive Officer

Date: July 25, 2025